FORM 4                                             OMB APPROVAL
                                                   OMB NUMBER:3235-0287
                                                   EXPIRES:APRIL 30, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE 0.5


[ ]Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Glass                    Robert
   (Last)                   (First)             (Middle)

   c/o Loehmann's, Inc.; 2500 Halsey Street

   Bronx           New York            10461

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2. Issuer Name and Ticker or Trading Symbol

   Loehmann's, Inc. (LOEH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement of Month/Year

   11/96


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5. If Amendment, Date or Original (Month/Year)




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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

              Director                                     10% Owner
  ----------                                   ----------

      X       Officer (give title below)                   Other
  ----------                                   ---------- (specify
                                                           below)
Senior Vice President, Chief Financial Officer, Assistant Secretary & Treasurer
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned




1. Title of security      2.Transaction     3.Transaction      4.Securities       5.Amount of         6.Ownership     7.Nature of
   (Inst.3)                 Date              Code               Acquired (A)       Securities          Form:           Indirect
                            (Month/Day/Year)  (Instr. 8)         or Disposed        Beneficially        Direct(D)       Beneficial
                                                                 of (D)(Instr.      Owned at End        or              Ownership
                                                                 3,4,and 5)         of Month            Indirect        (Instr.4)
                                                                                    (Instr.3 and 4)     (I)
                                                                                                        (Instr.4)
                                              Code      V    Amount   (A)   Price
                                                                       or
                                                                      (D)

Common Stock, par
value $0.01 per share     11/25/96            S              5,000     D    $27.625    5,000            D

Common Stock, par
value $0.01 per share     11/26/96            S              5,000     D    $27.275    5,000            I               By Wife


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Response)

FORM  4 (CONTINUED)TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF
                              OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                              WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)



1. Title of        2.   Conversion or     3. Transaction     4.Transaction     5. Number of        6.Date
   Derivate             Exercise Price       Date              Code               Derivative         Exercisable
   Security             of Derivative        (Month/                              Securities         and Expiration
   (Instr.3)            Security             Day/Year)                            Acquired (A)       Date
                                                                                  or Disposed
                                                                                  (D) (Instr.3,      (Month/Day/Year)
                                                                                  4 and 5)

                                                                Code    V         (A)      (D)       Date          Expiration
                                                                                                     Exercisable   Date


Stock Options(1)                                                                                    (1)            (1)





7.Title and Amount of       8.Price of           9.Number of            10.Ownership        11.Nature
  Underlying Securities       Derivative           Derivative              Form of             of
  (Instr. 3 and 4)            Security             Securities              Derivative          Indirect
                              (Instr. 5)           Beneficially            Security:           Beneficial
                                                   Owned at End            Direct (D)          Ownership
                                                   of Month                or                 (Instr.4)
                                                   (Instr.4)               Indirect (I)
                                                                           (Instr.4)
  Title        Amount or
               Number of
               Shares


  Common       42,344                              42,344                  (D)
  Stock,
  par value
  $0.01 per
  share


Explanation of Responses:

(1) Represents three grants of stock options to reporting person: (i) November 1994 grant under the 1988 Stock Option Plan of option to purchase up to 11,172 shares of Common Stock, with an exercise price of $1.065 per share; of such options, 2,234 have vested and the remainder vest and become exercisable in four equal annual installments at the end of each fiscal 1996, 1997, 1998, and 1999 and each such installment expires five years from the date on which it vests;
(ii) February 1996 grant under the New Stock Incentive Plan of options to purchase up to 11,172 shares of Common Stock with an exercise price of $8.06 per share; such options vest and become exercisable in five equal annual installments in February of each of 1997, 1998, 1999, 2000 and 2001 and expire on the tenth anniversary of the date of grant; and (iii) August 1996 grant under the New Stock Incentive Plan of options to purchase up to 20,000 shares of Common Stock with an exercise price of $22.69 per share; such options vest and become excercisable on the fifth anniversary of the date of grant and expire on the tenth anniversary of the date of grant.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

           /s/ Robert Glass                                 12/9/96
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   **Signature of Reporting Person                            Date
             ROBERT GLASS